Exhibit 99.3

1A Burton Hills Boulevard
Nashville, Tennessee 37215

PHONE 615.665.1283
TOLL FREE 800.945.2301 FAX 615.665.0755 www.amsurg.com

October 12, 2015

Board of Directors

Team Health Holdings, Inc.

265 Brookview Centre Way, Ste. 400

Knoxville, TN 37919

c/o Lynn Massingale, Chairman

Dear Members of the Board:

We appreciated the opportunity to meet with Dr. Lynn Massingale on September 30, 2015, to discuss our bold vision for the potential combination of our two companies. Dr. Massingale characterized our presentation as both “thoughtful and thought-filled.” We left the meeting optimistic that our proposal would be given robust consideration with adequate resources and expertise. Instead, we are disappointed to learn that you chose not to engage with us based on what appears to be a very cursory analysis of our specific proposal and key deal terms. Our goal here is to ask you to reconsider your position with full appreciation of solutions available to address your immediate concerns.

We are mindful that TeamHealth is nearing the completion of its acquisition of IPC. We recognize that your initial reaction to our proposal reflects caution and conservatism flowing from that pending transaction. While we appreciate that timing is a reasonable issue here, the question is not “why now?’ but rather “why wait?”. We want to reiterate that we are fully supportive of that transaction, and the combination of AmSurg and TeamHealth would not prevent or delay its closing but in fact, further ensure its success. We have every confidence in TeamHealth’s ability to integrate IPC. More importantly, as I relayed to Dr. Massingale and Mike Snow, we believe we have solutions and specific integration experience and success that more than adequately address your short term fears and concerns. We also believe you have access to the resources and experts necessary to simultaneously vet this proposal. The magnitude of this opportunity far outweighs any manageable integration risk. In addition, if you were not to engage with us now in a collaborative way, it could possibly sub-optimize the capital structure of a combination with AmSurg in the future - or worse - result in the loss of this opportunity completely. This is a bold vision that requires bold leadership from both Boards. Now is the time.

We believe our vision is catalytic and transformational, not only for our respective companies, but also to the physician services sector. Our specific proposal reflects that as well. We’re in it together 50-50 and neither one of us is truly “selling”. We view it as a true partnership with a shared vision and the opportunity for our shareholders to participate equally in the value created. We are confident that TeamHealth is the ideal partner with industry leading physician sub-specialties and deep health system relationships that complement ours. We share the same strong and differentiating commitment to quality of care and cultural commitment to working with physicians. We have a unique opportunity to give physicians a meaningful voice in the consolidation of healthcare. Together, we would embark on a strategy to build the most comprehensive provider of outsourced clinical services. We would also be better positioned for the future and to be the trusted partner to health systems and payers in coordinating care and reducing cost across the healthcare system. Ultimately, we believe our health system clients, payers and physicians will be highly supportive of our combination as they share the same vision we do. The combination of TeamHealth and AmSurg is compelling strategically and financially, and our Board of Directors and management team are committed to working with you to pursue a merger of our two companies.

As you know, we have fully integrated the Sheridan acquisition successfully. The financial performance of AmSurg since closing has exceeded our initial public guidance on every major metric. Additionally, we have achieved these results without disruption to the organizations of either legacy company. We believe that experience, along with the overall size and diversification of our combined companies, can add tremendous value to the IPC integration and help de-risk the execution to TeamHealth shareholders. Engaging now also gives us the opportunity to further enhance shareholder value by optimizing the financing packages for the AmSurg/TeamHealth and TeamHealth/IPC transactions to minimize unnecessary, but meaningful transaction and financing expenses of more than $ 100mm. By leveraging these financing synergies, the combined company is better positioned for growth and infrastructure investments. In order to reduce potential breakage costs for debt incurred by TeamHealth to finance the IPC Acquisition (which would likely need to be refinanced in the event of an AmSurg/TeamHealth business combination) and to avoid potential disclosure issues regarding negotiations for an AmSurg/TeamHealth business combination in connection with marketing the new TeamHealth debt, we have engaged in discussions with J. P. Morgan Securities LLC about arranging replacement debt financing for TeamHealth and J.P. Morgan has issued to us a “highly confident letter” which is attached as Exhibit A hereto. J.P. Morgan is prepared to discuss with you and any of your other potential financing sources replacement financing on the terms described in the highly confident letter.

We have spent significant time exploring the merits of this potential transaction. We analyzed the relative growth prospects and valuation of the two companies – as well as incremental benefits of combination – and this analysis has solidified our view that AmSurg and TeamHealth are ideal partners. Our Board of Directors is fully supportive of this proposal. We are also very confident that our respective shareholders will be highly supportive of a merger as outlined in this letter—particularly given the substantial shareholder overlap between our two companies.

Taking all of these factors into account, we are proposing a merger that reflects our respective strategic and financial contributions to create the best in class provider of outsourced clinical services.

1.	Merger Terms: A stock-for-stock merger at an exchange ratio of 0.768x, which implies a pro forma ownership split of 50%/50% and which would enable both companies’ shareholders to share in the upside of the combined business as equal partners. Additionally, TeamHealth shareholders would receive cash consideration equal to $11.49 per share, which is approximately 22% of TeamHealth’s current market capitalization. This proposal implies a current value of $74.85 per share and a premium of 42% based on closing prices on Oct. 9, 2015. While we recognize the equity markets have been turbulent, we believe this offer, at a value greater than TeamHealth’s all-time high, represents a compelling opportunity for all of our shareholders. Further, though TeamHealth has experienced a recent decline in its share price—even since our face to face meeting on September 30th — we are proposing the same economic terms we proposed in that meeting. Simply put, this proposal is in no way intended to be “opportunistic” relative to short-term stock price movements.

At the average of current peer trading multiples and with $200mm of pro forma synergies (which includes the announced $60mm of TeamHealth/IPC synergies), we believe this proposal would result in total value per share to TeamHealth’s shareholders of approximately $83.00 (a premium of approximately 57% to TeamHealth’s current)—well in excess of the “headline” price. This structure provides your shareholders liquidity and certainty for a significant portion of their current holdings in TeamHealth, while preserving equal participation in the future upside of the combined company.

2.	Strategic Rationale & Key Drivers of Value

•	Pursuing a combination now creates substantial opportunities for combined company

•	Control the combined company’s position in a consolidating industry

•	Enhance synergies from the IPC deal with synergies from an AmSurg/TeamHealth combination

•	Reduce risks of standalone IPC integration with AmSurg’s integration experience from Sheridan

•	Most comprehensive provider of outsourced physician services to health systems

•	Largest national provider of outsourced physician services

•	Industry leading physician sub-specialties across the continuum of care (surgical to medical home)

•	Provide the most robust suite of integrated system solutions to healthcare systems

•	Best positioned to capitalize on trend towards more comprehensive health system relationships

•	Powerful combination with new and expanded opportunities to accelerate growth

•	Breadth and depth of services accelerates cross-sell and new contract wins

•	Broader geographic presence and greater scope of care expands universe of acquisition candidates

•	Move to a “solutions” provider to health systems creates opportunities to expand into new areas

•	Enhance relationships with health insurers in the midst of increasing consolidation

•	Aligned with the future: Best positioned to enable providers transition to value based care

•	Network of over 1,600 hospitals and employ ~20,000 physicians

•	Best positioned to coordinate care and reduce costs to the healthcare system

•	Best partner to help navigate new payment models and provider risk-sharing

•	At the forefront of key fee for value initiatives such as Bundled Payments for Care Initiatives

•	Becomes an “enabling provider” with services delivered across the continuum of care

•	Capabilities to manage patients from hospital to home

•	Value of the hospitalist as care coordinator will only increase

•	Potential to significantly enhance shareholder value with both sides equally sharing in upside

•	Highly compelling strategically

•	New and expanded opportunities accelerating growth

•	Significantly enhanced free cash flow to support future growth

•	Highly attractive risk profile with diversified business offerings

•	Meaningfully accretive to earnings with significant synergies: $200mm+

3.	Financing: We do not expect the final terms of a definitive merger agreement to include a financing condition. Our financial advisors, Guggenheim Partners and J.P. Morgan, are highly confident in the ability to finance the proposed combination of AmSurg and TeamHealth, as well as the pending acquisition of IPC (attached as Exhibits A & B). We are eager to work with you to refine the appropriate capital structure for the combined company.

4.	Due Diligence: Our proposal is based solely on publicly available information and our own internal management estimates. We appreciate that each party will need to perform due diligence to better appreciate the opportunities and risks of the other and form a view on the potential of the combined business (mutual due diligence). We look forward to working together to develop a due diligence plan that minimizes any disruption to either business and that will not disrupt or delay the pending acquisition of IPC. We are prepared to immediately assign appropriate resources to the due diligence effort and to begin negotiating definitive agreements during the due diligence period. We are confident in our respective abilities to sign definitive agreements within 30 days following the commencement of due diligence.

5.	Conditions and Approvals: While the terms of any potential transaction would be set forth in the definitive agreements, we would expect the merger to be subject to customary conditions, including a shareholder vote at both companies as well as obtaining required regulatory approvals.

6.	Contract Terms: We would expect that any definitive agreement would contain representations, warranties and covenants, including with respect to deal protections, customary for transactions of this type.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

It is the right time to put our companies together to create maximum, long-term value for shareholders of TeamHealth and AmSurg. We are all well aware of the consolidation that is reshaping the broader healthcare landscape and share the belief that we are at the precipice of consolidation in our sector as well. We are also aware that the combination we propose in this letter is not your only strategic option, nor is it ours. Having said that, we believe it is the right combination for both companies. Moving expeditiously and deliberately would enable us to proactively shape our shared role in this rapidly consolidating environment.

We are very excited by the prospect of combining our two businesses and believe, if presented for consideration, the combination will be extremely attractive to and compelling for the shareholders of both AmSurg and TeamHealth. It is our strong desire to engage with you directly in a constructive transaction dialogue. We believe time is of the essence and the first mover advantage will drive significant incremental value. We look forward to moving expeditiously toward a successful transaction.

Please feel free to contact me with any questions or concerns. I look forward to your response.

Yours truly,

Christopher A. Holden
President and Chief Executive Officer

Exhibit A

GUGGENHEIM SECURITIES, LLC 330 MADISON AVENUE NEW YORK, NEW YORK 10017 GUGGENHEIMPARTNERS.COM

October 12, 2015

AmSurg Corp.

1A Burton Hills Boulevard

Nashville, TN 37215

Attention: Christopher Holden, Chief Executive Officer

Ladies and Gentlemen:

Guggenheim Securities, LLC (“GS” or “we”) understands that AMSURG (“AmSurg” or “you”) intends to merge (the “Merger”) with the company identified to us as “TeamHealth.” The merger consideration is expected to consist of a combination of the stock of the combined entity and cash (up to approximately $1.0 billion). In addition, in order to effect the Merger, approximately $2.6 billion of TeamHealth indebtedness is expected to be refinanced, including potential applicable make-whole amounts (the “Refinancing”). To fund the Refinancing, the cash payment to TeamHealth shareholders, and fees and expenses, the pro forma combined entity (the “Company”) intends to raise approximately $3.7 billion in new financing (the “Required Financing”). The Required Financing is expected to be raised through a combination of senior secured credit facilities and a private placement of senior notes pursuant to Rule 144A under the Securities Act of 1933, as amended. We understand that equity financing of approximately $500 million may also be raised through a combination of common equity and/or convertible securities, the proceeds of which would reduce the amount of the Required Financing. You have asked us to provide you with our view as to whether the Required Financing could be arranged and to participate with one or more other firms (collectively with GS, the “Arrangers”) as one of the lead arrangers and/or bookrunners in the sale or placement of the Required Financing and any related equity financing.

Based on the information you have provided to us to date and our analysis of current market conditions for comparable financings and the securities market generally, we are pleased to inform you that we are highly confident that the Required Financing can be arranged, subject to the matters set forth in the following paragraph. The structure, covenants and terms of the Required Financing, including the pricing terms, will be determined by the Arrangers in consultation with the Company based on prevailing market conditions and the financial prospects of the Company at the time of the sale or placement of the Required Financing.

The ability of the Arrangers to consummate the sale or placement of the Required Financing would be subject to the following assumptions: (i) the satisfactory completion of business and legal due diligence by the Arrangers and the purchasers in the Required Financing; (ii) the Arrangers’ internal committee approvals; (iii) the absence of any material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company and its subsidiaries; (iv) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Merger, Refinancing and Required Financing; (v) the absence of any pending or threatened litigation or other action or proceeding by or before any court or governmental, administrative or regulatory agency or authority that the Arrangers determine could reasonably be expected to be materially adverse to the Company and its subsidiaries or challenging all or any part of the Merger, the Refinancing or the Required Financing; (vi) receipt of ratings from Moody’s and Standard & Poor’s that are satisfactory to the Arrangers and the lenders and investors in

AmSurg

October 12, 2015

the Debt Financing; (vii) satisfactory market conditions (as determined in the Arrangers’ sole discretion) for new issuances of debt and equity securities and in the securities markets in general; (viii) the Arrangers will have a reasonable time to market the Required Financing in light of comparable transactions and market conditions, and the marketing process will be conducted in a manner satisfactory to the Arrangers; and (ix) the execution and delivery of definitive documentation with respect to the Required Financing (including, without limitation, collateral and guaranty documentation in respect of the Required Financing and lien release documentation in respect of the Refinancing) and all related transactions, including but not limited to an engagement letter and indemnification provisions, all in form and substance satisfactory to the Arrangers.

This letter shall be treated as confidential and is being provided to you solely in connection with the Required Financing and may not be used, circulated, quoted or otherwise referred to in any document, except with GS’s prior written consent. It is understood and agreed that this letter does not constitute a commitment to purchase, arrange or provide any debt or equity financing for the Company or an agreement to provide such a commitment.

Signature Page Follows

AmSurg

October 12, 2015

We look forward to working with you toward the successful completion of the proposed financing.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

By:

Barry Blake
Senior Managing Director

Exhibit B

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, New York 10179

PERSONAL AND CONFIDENTIAL

October 12, 2015

AmSurg Corp.

1A Burton Hills Boulevard

Nashville, TN 37215

Attention: Christopher Holden, Chief Executive Officer

You have advised J.P. Morgan Securities LLC (“J.P. Morgan”) that you (the “Company”) intend to engage in a merger transaction (the “Merger”) with Team Health Holdings, Inc. (“Team Health”), which has agreed to acquire (the “IPC Acquisition”) IPC Healthcare, Inc. (“IPC” and, together with Team Health, the “Acquired Businesses”). You have advised us that the Merger will be financed through a combination of new debt financing (the “AmSurg Debt Financing”) and an issuance of common stock of the Company to shareholders of Team Health and/or issuances of common stock of the Company to existing shareholders of the Company (the “Equity Financing”). The AmSurg Debt Financing would be raised through a combination (as determined by J.P. Morgan in consultation with you) of (a) the sale or placement of debt securities (the “AmSurg Securities”) or, in the event market conditions do not permit the issuance of Securities at the closing of the Merger, interim financing in lieu thereof (the “AmSurg Interim Facility”) and (b) senior secured credit facilities (collectively, the “AmSurg Credit Facilities” and together with any AmSurg Interim Facility, the “AmSurg Facilities”) in an amount that would result in aggregate consolidated indebtedness of the Company immediately following the Merger and the consummation of the Equity Financing and the Debt Financing (as defined below) equaling up to 5.5x pro forma trailing four quarter Consolidated EBITDA (to be defined in a manner satisfactory to J.P. Morgan) of the Company after giving effect to the Merger and the IPC Acquisition.

In addition, you have advised us that, in the event that the IPC Acquisition was consummated prior to the Merger, Team Health may seek up to approximately $2.1 billion of new debt financing (the “Team Health Replacement Debt Financing” and, together with the AmSurg Debt Financing, the “Debt Financing”) to fund the IPC Acquisition and to refinance substantially all indebtedness of Team Health and IPC. The Team Health Replacement Debt Financing would be in lieu of the existing financing commitments in favor of Team Health entered into by Team Health in connection with the IPC Acquisition. The Team Health Replacement Debt Financing would be raised through a combination (as determined by J.P. Morgan in consultation with Team Health and you) of (a) the sale or placement of debt securities (the “Team Health Securities” and, together with the AmSurg Securities, the “Securities”) or, in the event market conditions do not permit the issuance of the Team Health Securities at the closing of the IPC Acquisition, interim financing in lieu thereof (the “Team Health Interim Facility”) and (b) senior secured credit facilities (collectively, the “Team Health Credit Facilities”; together with any Team Health Interim Facility, the “Team Health Facilities” and the Team Health Facilities

and the AmSurg Facilities, collectively the “Facilities”). You have further advised us that (a) the Team Health Replacement Debt Financing would not be marketed until the earliest to occur of (i) a date to be mutually agreed by you, Team Health and us, (ii) the public announcement of the Merger and (iii) the abandonment of discussions between you and Team Health with respect to the Merger and (b) the terms of the Team Health Replacement Debt Financing would provide that, in the event that the Merger were to occur within a time period to be agreed, at our option, either (x) the Team Health Replacement Debt Financing would be prepayable without significant prepayment penalties or (y) the Company would have the right to assume the obligations of Team Health with respect to the Team Health Replacement Debt Financing subject to customary conditions to be agreed.

Based on our review of publicly available information about the Company and the Acquired Businesses, the current market for loans and securities generally (and in particular the high yield debt securities market and/or the leveraged loan syndication market) and with respect to entities engaged in similar industries and for transactions of this type and, the Merger and the IPC Acquisition being financed in a manner consistent with the description in the previous two paragraphs, we are pleased to inform you that, as of the date hereof we are highly confident that (a) in connection with the Merger, (i) the structuring, sale and placement of the AmSurg Securities can be accomplished by us as your underwriter, initial purchaser and/or placement agent and (ii) the structuring and syndication of the AmSurg Facilities can be accomplished by us as your lead arranger and lead book manager and (b) in connection with the IPC Acquisition, (i) the structuring, sale and placement of the Team Health Securities can be accomplished by us as Team Health’s underwriter, initial purchaser and/or placement agent and (ii) the structuring and syndication of the Team Health Facilities can be accomplished by us as Team Health’s lead arranger and lead book manager.

Our view above is subject to (i) there not occurring or becoming known to us any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Company, the Acquired Businesses and their subsidiaries, taken as a whole, as determined by J.P. Morgan in its sole discretion, (ii) with respect to the Team Health Replacement Debt Financing, there not occurring or becoming known to us any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Acquired Businesses and their subsidiaries, taken as a whole, as determined by J.P. Morgan in its sole discretion, (iii) our satisfactory completion of due diligence including but not limited to business, legal, accounting, financial (including projected cash flows, capital structure and liquidity), tax, and structural matters as to the Company and the Acquired Businesses, and such investigation not disclosing any facts that would materially alter our current view of the Company or either of the Acquired Businesses or that would be inconsistent with publicly available information known to us as of the date hereof and our satisfaction with the terms of the structure and documentation for the Team Health Acquisition and the IPC Acquisition (including execution by the Company and Team Health of a merger agreement that has been approved by the Company’s and Team Health’s board of directors), (iv) that, prior to and during the placement of any Securities or the syndication of any Facilities, there shall be no competing offering, placement or arrangement of any debt securities or bank financing and our having reasonable time to market the Securities or to syndicate the Facilities with the assistance of the Company’s management and that of the Acquired

Businesses based on our experience in comparable transactions sold in comparable markets, (v) the receipt of all required governmental and third party consents and approvals in connection with the Merger (in the case of the AmSurg Financing), the IPC Acquisition and the applicable Debt Financing, (vi) our satisfaction (in form and substance) with the structure, terms and documentation of the Debt Financing (including offering and syndication materials, credit agreement(s) and a purchase or placement agreement) in form and substance satisfactory to us, (vii) our receipt of all historical and pro forma financial statements that would be required for a registered securities offering in connection with the Team Health Acquisition and the IPC Acquisition (assuming, for this purpose, that each such acquisition was significant at the 50% level), (viii) with respect to the Team Health Replacement Debt Financing, Team Health’s compliance with any “alternate financing” provisions, rights of first refusal or similar undertakings, if any, entered into in connection with its existing committed financing for the IPC Acquisition and (ix) our satisfaction with other customary aspects of these types of financings for acquisitions of this type, including, but not limited to, the Company and Team Health obtaining updated corporate credit/family ratings that are satisfactory to us and, subject to the provisions noted above with respect to the syndication of the Team Health Replacement Debt Financing, our having reasonable time to syndicate the Facilities and place the Securities with the assistance of the Company’s management and that of the Acquired Businesses based on our experience in comparable transactions sold in comparable markets. Furthermore, our view is based on conditions in the financial markets generally, and in particular the high yield debt securities market and/or the loan syndication market, and assumes that there will be no material adverse change or disruption in the existing conditions in such markets.

This letter does not constitute a commitment by J.P. Morgan or any of its affiliates to underwrite, place or purchase the Securities nor does it constitute a commitment by J.P. Morgan or any of its affiliates to arrange or provide any loans under any Facilities or any other financing and there can be no assurance that the sale or placement of the Securities and/or the structuring and syndication of any Facilities will in fact be accomplished. Any such commitment would be made pursuant to one or more written agreements satisfactory to J.P. Morgan, in its sole discretion, and after receipt of all necessary internal approvals.

In connection with this letter, we have relied without independent verification upon the accuracy and completeness of all of the information reviewed by us for purposes of this letter. In addition, please note that we do not provide, and nothing herein shall be construed to be, accounting, tax or legal advice.

By your acceptance of this letter, you acknowledge that J.P. Morgan and its affiliates (for the purposes of this paragraph, “JPM”) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or may have conflicting interests regarding the transactions described herein and otherwise. By your acceptance of this letter, you also acknowledge that JPM has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

This letter has been delivered to you for your information and is not to be distributed or disclosed to, or otherwise relied upon by, any other person or entity without J.P. Morgan’s written consent, except as required by law or compulsory legal process (in which case you agree to notify us prior to any such disclosure). J.P. Morgan consents to the delivery of a copy of this letter to Team Health, its board of directors and its financial and legal advisors with a need to know the information contained in this letter, so long as they agree to keep this letter confidential. Nothing herein, express or implied, is intended or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this letter.

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:

Name:	Gregory Maxon
Title:	Executive Director